

February 1, 2024

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

Re: Yuanbao Inc.
     Amendment No. 1 to
     Draft Registration Statement on Form F-1
     Submitted on January 17, 2024
     CIK No. 0001995520

Dear Rui Fang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Overview, page 1

1. Please refer to the fifth paragraph in this section. Please balance the disclosure in that paragraph by including your revenue and net income or net loss for fiscal years ended 2021 and 2022, as well as for the revenue and net income or net loss for the nine months ended September 30, 2022 and 2023.

Implication of Being a Controlled Company, page 13

2. We note your response to prior comment 6 and reissue in part. Please clarify here whether

you plan to rely on the "controlled company" exemptions from certain corporate governance requirements. In this regard, we note your disclosure here that "if" you rely on these exemptions your shareholders will not have the same protection, while your disclosure on page 79 indicates that you "intend" to rely on certain corporate governance exemptions.

Conventions that Apply to This Prospectus, page 14

3.   We note your response and revised disclosure in response to our prior 7, that to the extent mainland China laws and regulations are applied in Hong Kong and Macau, the legal and operational risks associated with operating in mainland China may also apply to operations in Hong Kong and Macau. To the extent any mainland China laws and regulations are not applicable to operations in Hong Kong or Macau, please also revise your disclosure to discuss any commensurate laws or regulations in Hong Kong or Macau, if applicable, and any risks and consequences to the company associated with those laws and regulations.

4.   We note your response to our prior comment 8 and reissue the comment in part. We note your proposed disclosure that "we," "us," "our company," "our" or "Yuanbao" refers to Yuanbao Inc. and its subsidiaries, and, only in the context of describing your consolidated financial information, business operations and oeprating data, also includes the VIE and its respective subsidiaries. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclsoure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entites are conducting the business operations.

We will be a "controlled company" as defined under the [NYSE/Nasdaq] corporate governance rules, page 79

5.   We note your response to prior comment 11 and reissue. Please reconcile your disclosure here that Mr. Rui Fang will own more than 50% of your total voting power with your disclosure on page 188 that Mr. Fang currently maintains voting power over 40.4% of your outstanding ordinary shares. In this regard, please advise if it is anticipated that Mr. Fang will increase his voting power in connection with this offering.

Overview, page 102

6.   We note the response to comment 15. Please address the following:
        • On pages F-21 and F-70, you reference "distribution service contracts" and "other service contracts". Please confirm, if true, that these represent separate contracts entered into with partnered insurance carriers and revise your disclosure accordingly.
        • Revise to disclose if the contracts entered into with the partnered insurance carriers have different fee structures depending on the services performed.
        • Revise to disclose whether the other services can be sold separately from the

distribution of insurance policies. Please explain whether a partnered insurance provided can enter into a distribution service contract without entering into an other service contract or vice versa.

- Revise to define what is meant by the phrase "interconnectedness" with the insurance distribution as well as addressing the reasons why the services are "mission critical" in distributing insurance policies.
- Revise to discuss the contractual terms of the arrangements and address how these relate to the disclosure that "consideration of the contractual terms is based on the understanding that these services form a cohesive, mutually reinforcing unit that is not intended or designed to operate as two distinct commercial streams."
- Revise to discuss what is meant by the disclosure that "cooperation with partnered insurance carriers is also founded on the consensus that we would provide integrated solutions."
- Given the disclosures beginning on page 21, we note that the WFOE and its subsidiary are primarily engaged in research and development efforts as well as the provision of services to partnered insurance carriers and earn service fees from these insurance carriers. We further note that the VIE and its subsidiaries, on the other hand, are primarily engaged in and generate revenues from the insurance distribution business and incur various types of expenses for the insurance distribution business. Thus, it would appear that the Company has the information available to separately quantify and discuss revenues and expenses associated with the insurance distribution business separately from the services business, and that this information would be useful to a potential investor. Please revise your disclosures accordingly throughout the document.

Key Operating Metrics, page 103

7.   We note the response to comment 12 and your revised disclosure of the retention rate of active users. We continue to believe that a metric identifying the number of policies which were renewed in the year following issuance provides users with beneficial information in evaluating growth. Please revise your disclosure to include this metric.

Revenue, page 107

8.   Please revise to provide a discussion of the types of insurance policies distributed and the related premiums earned for medical insurance, critical illness insurance and life insurance and others during the periods presented.

Operating Costs and Expenses, page 108

9.   Please revise to disclose and provide a discussion of each of the different expense components which encompass "selling and marketing expenses" for each of the periods presented.

10.   We note the response to comment 19 and the use of the term "consumer acquisition costs"

throughout the document. Please revise to define "consumer acquisition costs" and revise the disclosures throughout the filing to address more appropriately what the reference to these costs represents. In addition, your disclosures should address the nature and terms of the contractual agreements with the third-party user traffic channels which are utilized to acquire and/or gain access to potential end result insurance policy purchasers.

Exclusive Forum, page 196

11.   We note your response to prior comment 22 and reissue in part. Consistent with your risk factor beginning on page 84, please disclose here that there is uncertainty as to whether a court would enforce the exclusive forum provision. Since the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Note 2. Significant Accounting Policies
p) Revenue Recognition, page F-21

12.   We note the Company earns both commission fees under the "distribution service contracts" and other revenues by providing other services under the "other service contracts". Please revise your revenue recognition policy here, and on page F-71, to separately address the policies for commission fees and other services, ensuring to address the following:
   •   The specific performance obligation for each type of the individual service provided (i.e., for each individual revenue stream).
   •   When the performance obligation is complete and when payments are received.
   •   How you account for payments and whether you record receivables for payments made over time.

Note 5. Accounts Receivable, page F-31

13.   Please revise your disclosure here, and on page F-80, to include an aging analysis for the accounts receivable for each of the periods presented.

   Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance

Office of Finance